

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2022

Yunwu Li
Chief Executive Officer and Chairman of the Board of Directors
CDT Environmental Technology Investment Holdings Limited
C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road
Nanshan District, Shenzhen, China 518057

> **Re: CDT Environmental Technology Investment Holdings Limited**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed January 19, 2022**
> **File No. 333-252127**

Dear Mr. Li:

　　We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 8, 2021 letter.

Amendment No. 4 to Registration Statement on Form F-1

Cover Page

1.　Please disclose here whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Also revise your disclosure relating to the Holding Foreign Companies Accountable Act in your Prospectus Summary and Risk Factors sections accordingly.

2.　Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. We note your disclosure on page 18.

Prospectus Summary, page 1

3.   Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

Risks Related to Doing Business in China, page 5

4.   We note your revisions in response to prior comment 2. Please revise to specifically discuss risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares.

5.   With respect to each of the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors, please ensure that you have included a cross-reference to the more detailed discussion of these risks in the prospectus. For example, we note that some of the relevant risk factor captions are not referenced in your prospectus summary.

6.   We note your disclosure that while you believe the Company is currently not required to obtain permission from any Chinese authorities to operate or to issue ordinary shares to foreign investors, and you and your subsidiaries are not required to obtain permission or approval relating to your ordinary shares from PRC authorities, there are risks that such actions could require permission or consent from various PRC authorities. Please also state in this section whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Revise to disclose the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Risk Factors
Our dependence on a limited number of customers could adversely affect our business and results of operations, page 10

7. You disclose that for the six months ended June 30, 2021, one customer accounted for 57.8% of your total revenues. Please revise to provide a more detailed description of your relationship with this customer and whether such relationship involves long term agreements or arrangements. Please describe the material terms of any such agreements or arrangements. To the extent you are substantially dependent on any agreement with this customer, file the agreement as an exhibit. If you believe you are not substantially dependent on any such agreement, please explain why. Refer to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

We primarily rely on a limited number of vendors, and the loss of any such vendor could harm our business, page 10

8. We reissue prior comment 4. You stated in your prior response letter dated August 26, 2021 that you intended to more fully describe your relationship with Shanghai Junqiang in the last amendment. However, this disclosure is not included in the prospectus. Please revise to provide a more detailed description of your relationship with this supplier, including which types of products are supplied, and whether such relationship involves long term agreements or arrangements. Please also describe the material terms of any such agreements or arrangements.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, page 21

9. We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 38

10. We note your disclosure that you have secured an agreement in April 2021 to undertake the comprehensive treatment project of water bodies that do not meet the standards in Wuxiang and Danan Lianwei watersheds in Zhongshan City (the "Zhongshan Project") and the total contracted amount of this project is RMB 180 million (approximately $27.86 million). We further note your disclosure that as of date of the prospectus, you have

three projects in backlog that were signed and commenced in 2021 and the total contracted amount of the three projects is approximately RMB 326.3 million ($50.5 million). Please file executed copies of the agreements for the Zhongshan Project and the three projects that were signed and commenced in 2021 as exhibits or tell us why you believe they are not required to be filed. Refer to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Liquidity and Capital Resources
Accounts Receivable, page 47

11.	We note your disclosure that your accounts receivable decreased by approximately $3.0 million during the six months ended June 30, 2021 mainly due to an increase in the provision of allowance for doubtful accounts as you experienced longer collection cycles as a result of the negative impact of the COVID-19 pandemic. We also note your disclosures on page F-21 that you recorded additions to your allowance for doubtful accounts of $0.2 million during the six months ended June 30, 2021. Please revise your disclosure to reconcile this difference. In addition, explain how the amounts presented in your footnotes reconcile to the amount show within the line item for Provision for doubtful accounts within your Statements of Cash Flows.

Management
Compensation of Directors and Executive Officers, page 77

12.	Please revise to provide executive compensation disclosure for the fiscal year ended December 31, 2021. Refer to Item 6.B. of Form 20-F.

Related Party Transactions, page 78

13.	Please revise to provide related party transactions disclosure for the fiscal year ended December 31, 2021. Refer to Item 7.B. of Form 20-F.

Consolidated Financial Statements, page F-1

14.	We note your filing includes audited financial statements that are older than 12 months. Please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representations in an exhibit. Refer to instruction 2 to Item 8.A.4.

Signatures, page II-5

15.	Please ensure that your signature page is dated concurrent with the date you file your amendment.

       You may contact Diane Fritz, Staff Accountant, at 202-551-3331 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Energy & Transportation

cc: Matthew Ogurick, Esq.